Devax, Inc.

20996 Bake Parkway, Suite 106

Lake Forest, California 92630

December 27, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eduardo Aleman, Esq.

Re:	Devax, Inc.: Registration Statement on Form S-1
File No.: 333-142606
Filed on: May 4, 2007

Ladies and Gentlemen:

The undersigned, as Chief Financial Officer of Devax, Inc. (the “Company”), hereby informs the Securities and Exchange Commission (the “Commission”) that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). This will confirm that the Company has not sold any securities under the Registration Statement. In addition, pursuant to Rule 477(c) under the Securities Act, the Company hereby advises the Commission that it may undertake a subsequent private offering to satisfy its capital requirements in reliance upon Rule 155(c) under the Securities Act.

If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Michael A. Hedge at (949) 725-4190. Thank you for your courtesy and cooperation in this matter.

Very truly yours,

DEVAX, INC.

/s/ Stephen L. Wilson

Stephen L. Wilson

Chief Financial Officer